

Virgin Mobile
Willow Grove House
Windsor Road
White Horse Business Park
Trowbridge
Wiltshire
BA14 0TQ

Telephone: 01225 895555
Facsimile: 01225 895889

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
United States of America



SEC file number: 82-34908

5th December 2005

Dear Sir/Madam,

Virgin Mobile Holdings (UK) plc
Furnishing of Material Pursuant to Rule 12g3-2(b)(1) Securities Act of 1934

Virgin Mobile Holdings (UK) plc (the "Company") is furnishing the enclosed material, which it has made public pursuant to the laws of England and Wales, filed with the UK Listing Authority or the London Stock Exchange or distributed to its security holders, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Commission file number 82-34908. The material enclosed herewith is being furnished under subparagraph (b)(1) of Rule 12g3-2 with the understanding that such material will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Philip Auld
Solicitor & Deputy Company Secretary
Virgin Mobile Holdings (UK) plc

Regulatory Announcement

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Company	Virgin Mobile Holdings (UK) PLC
TIDM	VMOB
Headline	Statement re Possible Offer
Released	07:00 05-Dec-05
Number	1187V


Virgin
mobile

RNS Number:1187V
Virgin Mobile Holdings (UK) PLC
05 December 2005

Not for release, publication or distribution in or into the United States, Canada Australia or Japan.

Virgin Mobile Holdings (UK) plc Statement re Possible Offer

The Board of Virgin Mobile Holdings (UK) plc ('Virgin Mobile' or 'the Company') confirms that it has received an approach from NTL Incorporated that may or may not lead to a formal offer being made for the Company.

In considering its response, the Board of Virgin Mobile will be mindful of its duty to maximise value for all shareholders.

Virgin Mobile shareholders will be updated on further developments as appropriate.

Ends

Enquiries:

Finsbury
James Murgatroyd or Don Hunter
+44 (0)20 7251 3801

About Virgin Mobile:

Virgin Mobile Holdings (UK) plc, the UK's largest mobile virtual network operator, is majority owned by Sir Richard Branson's Virgin Group and uses T-Mobile's network. Since its launch in November 1999, Virgin Mobile has attracted more than 4 million customers*.

In the UK, Virgin Mobile phones are available direct on 0845 6000 600; on the web at www.virginmobile.com or on the high street at approximately 5,000 outlets including Virgin Mobile Stores within Virgin Megastores, The Carphone Warehouse, The Link, Dixons, Phones 4 U, Curry's, Comet, Tesco, Asda, John Lewis, Argos, TOMO, Woolworths, WHSmith, Toys R Us and Ryman plus hundreds of independents mobile phones dealers and available via Shop Direct, Littlewoods, Grattan and Empire home shopping channels.

Virgin Mobile Pay Monthly is currently available in selected Virgin Mobile Stores, at its concessions within WHSmith, The Carphone Warehouse, The Link and at www.virginmobile.com.

Virgin Mobile employs approximately 1,400 staff at three sites, Trowbridge, London and Daventry, and has an outsourced customer service centre operated by approximately 200 staff in Middlesbrough.

Virgin Mobile's customers were found to be the most-satisfied mobile consumers in the pre-pay sector for two years running in 2005 and 2004, according to the surveys by J.D. Power and Associates. Virgin Mobile is also featured in 'The Sunday Times 100 Best Companies to Work For' list 2005 and is part of the FTSE4Good Index.

*On a 90-day activity basis

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of NTL Incorporated or of Virgin Mobile Holdings (UK) plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of NTL Incorporated or Virgin Mobile Holdings (UK) plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of NTL Incorporated or of Virgin Mobile Holdings (UK) plc by NTL Incorporated or Virgin Mobile Holdings (UK) plc, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

END